Exhibit 99.1

Gilead Contacts Susan Hubbard, Investors (650) 522-5715 Amy Flood, Media (650) 522-5643	Pharmasset Contacts Richard E.T. Smith, Investors (609) 865-0693 Andrew Cole/Chris Kittredge, Media Sard Verbinnen & Co (212) 687-8080

GILEAD SCIENCES TO ACQUIRE PHARMASSET, INC. FOR $11 BILLION

- Accelerates Development of All-Oral Regimen for the Treatment of HCV -

- Leverages Gilead’s Infrastructure and Expertise in Antiviral Drug Development,

Manufacturing and Commercialization -

Foster City, California and Princeton, New Jersey, November 21, 2011 — Gilead Sciences, Inc. (Nasdaq: GILD) and Pharmasset, Inc. (Nasdaq: VRUS) announced today that the companies have signed a definitive agreement under which Gilead will acquire Pharmasset for $137 per share in cash. The transaction, which values Pharmasset at approximately $11 billion, was unanimously approved by Pharmasset’s Board of Directors. Gilead plans to finance the transaction with cash on hand, bank debt and senior unsecured notes. The company expects the transaction, when completed, to be dilutive to Gilead’s earnings through 2014 and accretive in 2015 and beyond. Further guidance will be provided when the transaction closes, which is expected to be in the first quarter of 2012.

Pharmasset currently has three clinical-stage product candidates for the treatment of chronic hepatitis C virus (HCV) advancing in trials in various populations. The company’s lead product candidate, PSI-7977, an unpartnered uracil nucleotide analog, has recently been advanced into two Phase 3 studies in genotype 2 and 3 patients. Both studies will utilize 12 weeks of treatment with PSI-7977 in combination with ribavirin. One study will compare this all-oral regimen against 24 weeks of the standard-of-care pegylated interferon/ribavirin in treatment-naïve patients, and the second study will compare the all-oral regimen to placebo in interferon-intolerant/ineligible patients. A third Phase 3 study in genotype 1 patients will be initiated in the second half of 2012, the design of which is dependent on the outcome of Phase 2 studies which are evaluating PSI-7977 in various combinations in genotype 1-infected patients. If successful, this strategy could lead to an initial U.S. regulatory approval of PSI-7977 in 2014. PSI-938, an unpartnered guanosine nucleotide analog, is being tested in a Phase 2b interferon-free trial as monotherapy and in combination with PSI-7977 in subjects with HCV of all viral genotypes. Mericitabine (RG7128), a cytidine nucleoside analog, is partnered with Roche and is being evaluated in three Phase 2b trials. Roche is responsible for all aspects of the development of mericitabine.

“The acquisition of Pharmasset represents an important and exciting opportunity to accelerate Gilead’s effort to change the treatment paradigm for HCV-infected patients by developing all-oral regimens for the treatment of the disease regardless of viral genotype,” said John C. Martin, PhD, Chairman and Chief Executive Officer of Gilead. “Pharmasset presented compelling Phase 2 data earlier this month further characterizing the strong efficacy and safety profile of PSI-7977. The compound, together with Pharmasset’s other pipeline candidates, represents a strong strategic fit with Gilead’s vision, pipeline and capabilities. This transaction will serve to drive the long-term growth of our business, and we look forward to working closely with the Pharmasset team to advance a broad clinical program in HCV to address the unmet needs of patients and the medical community.”

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“We are excited to join together with Gilead, which shares our commitment to providing HCV patients with new, highly efficacious and safe oral therapies,” said Schaefer Price, President and Chief Executive Officer, Pharmasset. “We are very encouraged by the data from our Phase 2 studies of PSI-7977 and believe strongly in the potential of this compound to be a component in the transformation of the treatment of chronic HCV. Gilead’s established expertise and leadership in the field of antiviral drug development and commercialization, coupled with the company’s existing portfolio of promising compounds for HCV, make this partnership an ideal step to fully realize the potential of our promising molecules as part of future all-oral combination therapies for millions of patients in need around the world.”

Gilead’s research and development portfolio includes seven unique molecules in various stages of clinical development for the treatment of HCV. Pegylated interferon in combination with ribavirin is currently part of the standard of care treatment for patients with chronic hepatitis C. Gilead is focused on advancing multiple compounds with different mechanisms of action and resistance profiles in combinations that will support delivery of an all-oral regimen that would eliminate the need for pegylated interferon. Three separate all-oral Phase 2 studies are currently ongoing, and Gilead expects clinical data from these studies to become available in 2012 and early 2013. Pharmasset’s compounds are complementary to Gilead’s existing HCV portfolio, and the transaction will help advance Gilead’s effort to develop an all-oral regimen for the treatment of HCV.

Terms of the Transaction

Under the terms of the merger agreement, a wholly-owned subsidiary of Gilead will promptly commence a tender offer to acquire all of the outstanding shares of Pharmasset’s common stock at a price of $137 per share in cash. Following successful completion of the tender offer, Gilead will acquire all remaining shares not tendered in the offer through a second step merger at the same price as in the tender offer.

The consummation of the tender offer is subject to various conditions, including a minimum tender of at least a majority of outstanding Pharmasset shares on a fully diluted basis, the expiration or termination of the waiting period under the Hart Scott Rodino Antitrust Improvements Act, and other customary conditions. The tender offer is not subject to a financing condition.

The $137 per share price in the transaction represents an 89% premium to Pharmasset’s closing share price on Friday, November 18, 2011, the last trading day prior to announcement, and 59% to Pharmasset’s all time high closing stock price.

Gilead has received commitments from Bank of America Merrill Lynch and Barclays Capital in connection with financing of the transaction.

Barclays Capital and Bank of America Merrill Lynch are acting as financial advisors to Gilead in the transaction. Morgan Stanley & Co. LLC is acting as the financial advisor to Pharmasset. Skadden, Arps, Slate, Meagher & Flom LLP is serving as legal counsel to Gilead and Sullivan & Cromwell LLP is serving as legal counsel to Pharmasset.

Conference Call

Gilead will host a conference call today, Monday, November 21, 2011, at 8:00 a.m. Eastern Time, to discuss the proposed acquisition. To access the live call, please dial 1-800-599-9829 (U.S.) or 1-617-847-8703 (international). The conference passcode number is 61526607. Telephone replay is available approximately one hour after the call through 11:00 a.m. Eastern Time, November 24, 2011. To access, please call 1-888-286-8010 (U.S.) or 1-617-801-6888 (international). The conference passcode number for the replay is 39677531. The information provided on the teleconference is only accurate at the time of the conference call, and Gilead will take no responsibility for providing updated information.

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About Pharmasset

Pharmasset is a clinical-stage pharmaceutical company committed to discovering, developing and commercializing novel drugs to treat viral infections. Pharmasset’s primary focus is the development of oral therapeutics for the treatment of hepatitis C virus (HCV) infection. Pharmasset’s research and development efforts are focused on nucleoside/tide analogs, a class of compounds which act as alternative substrates for the viral polymerase, thus inhibiting viral replication.

About Gilead Sciences

Gilead Sciences is a biopharmaceutical company that discovers, develops and commercializes innovative therapeutics in areas of unmet medical need. Gilead’s mission is to advance the care of patients suffering from life-threatening diseases worldwide. Headquartered in Foster City, California, Gilead has operations in North America, Europe and Asia Pacific.

Forward-Looking Statement

This press release includes forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995, that are subject to risks, uncertainties and other factors. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including all statements regarding the intent, belief or current expectation of the companies’ and members of their senior management team. Forward-looking statements include, without limitation, statements regarding business combination and similar transactions, prospective performance and opportunities and the outlook for the companies’ businesses, including, without limitation, the ability of Gilead to advance Pharmasset’s product pipeline or develop an all-oral antiviral regimen for HCV, performance and opportunities and regulatory approvals, the anticipated timing of data from clinical data; the possibility of unfavorable results of the companies’ clinical trials; filings and approvals relating to the transaction; the expected timing of the completion of the transaction; the ability to complete the transaction considering the various closing conditions; and any assumptions underlying any of the foregoing. Investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties and are cautioned not to place undue reliance on these forward-looking statements. Actual results may differ materially from those currently anticipated due to a number of risks and uncertainties. Risks and uncertainties that could cause the actual results to differ from expectations contemplated by forward-looking statements include: uncertainties as to the timing of the tender offer and merger; uncertainties as to how many of Pharmasset’s stockholders will tender their stock in the offer; the possibility that competing offers will be made; the possibility that various closing conditions for the transaction may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction; the effects of the transaction on relationships with employees, customers, other business partners or governmental entities; other business effects, including the effects of industry, economic or political conditions outside of the companies’ control; transaction costs; actual or contingent liabilities; and other risks and uncertainties detailed from time to time in the companies’ periodic reports filed with the Securities and Exchange Commission, including current reports on Form 8-K, quarterly reports on Form 10-Q and annual reports on Form 10-K. All forward-looking statements are based on information currently available to the companies, and the companies assume no obligation to update any such forward-looking statements.

Additional Information and Where to Find It

The tender offer described in this document has not yet commenced. This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares of Pharmasset. At the time the offer is commenced, Gilead will file a Tender Offer Statement on Schedule TO with the U.S. Securities and Exchange Commission, and Pharmasset will file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the offer. Pharmasset stockholders and other investors are urged to read the tender offer materials (including an Offer to Purchase, a related Letter of Transmittal and certain other offer documents) and the Solicitation/Recommendation Statement because they will contain important information which should be read carefully before any decision is made with respect to the tender offer. The Offer to Purchase, the related Letter

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of Transmittal and certain other offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all stockholders of Pharmasset at no expense to them. The Tender Offer Statement and the Solicitation/Recommendation Statement will be made available for free at the Commission’s web site at www.sec.gov. Free copies of these materials and certain other offering documents will be made available by Gilead by mail to Gilead Sciences, Inc., 333 Lakeside Drive, Foster City, CA 94404, attention: Investor Relations.

In addition to the Offer to Purchase, the related Letter of Transmittal and certain other offer documents, as well as the Solicitation/Recommendation Statement, Gilead and Pharmasset file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information filed by Gilead or Pharmasset at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for further information on the public reference room. Gilead’s and Pharmasset’s filings with the Commission are also available to the public from commercial document-retrieval services and at the website maintained by the Commission at www.sec.gov.

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For more information on Gilead Sciences, please visit the company’s website at www.gilead.com or call Gilead Public Affairs at

1-800-GILEAD-5 or 1-650-574-3000.